1585 Broadway New York, New York 10036

February 18, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc.

Form N-2 Registration Statement No. 333-169726

Investment Company Act File No. 811-22481

Dear Commissioners:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on October 1, 2010 and the Preliminary Prospectus filed January 28, 2011, began on January 28, 2011 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 23, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 6,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 11:00 a.m., Eastern Time, on February 23, 2011 or as soon as possible thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED On behalf of the several Underwriters By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Sue Portelli

Sue Portelli Executive Director